Exhibit 99.1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the accompanying consolidated financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the accompanying consolidated financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the system provides reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors (“Board”) of the Company is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2016.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novadaq Technologies Inc.’s  internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Novadaq Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 28, 2017

Toronto, Canada

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Novadaq Technologies Inc.

We have audited Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novadaq Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Novadaq Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Novadaq Technologies Inc. as at December 31, 2016 and December 31, 2015, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and our report dated February 28, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 28, 2017

Toronto, Canada

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at December 31, 2016	As at December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$62,382,649	$106,790,202
Accounts receivable	12	27,596,718	21,767,746
Prepaid expenses and other assets		5,971,319	3,362,854
Inventories	3	4,295,565	10,680,885
		100,246,251	142,601,687

Non-current assets
Long-term receivables	12	298,073	-
Property and equipment, net	4	19,508,471	14,830,114
Intangible assets, net	5	16,847,287	18,539,790

Total Assets		$136,900,082	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	12	$19,223,889	$12,145,572
Provisions	7	510,203	454,579
Deferred revenue		2,156,096	1,124,808
Income taxes payable	8	24,433	12,500
Distribution rights payable	9, 12	250,000	250,000
Other liabilities	11, 12	445,252	-
		22,609,873	13,987,459
Non-current liabilities
Deferred revenue		729,209	849,299
Distribution rights payable	9, 12	1,581,127	1,735,012
Shareholder warrants	6, 12	-	16,437,795

Total Liabilities		$24,920,209	$33,009,565

Shareholders' Equity
Share capital	14	$337,974,247	$322,687,011
Contributed surplus	11	23,042,165	16,400,830
Deficit		(249,036,539)	(196,125,815)

Total Shareholders' Equity		$111,979,873	$142,962,026

Total Liabilities and Shareholders' Equity		$136,900,082	$175,971,591

Total number of common shares outstanding	14	57,445,151	56,253,327

Commitments and contingences	16
Subsequent event	18

These consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2017. They are signed on the Company’s behalf by:

On behalf of the Board:

/s/ Anthony Griffiths, Director	/s/ William Mackinnon, Director

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2016	December 31, 2015

Product sales		$74,811,305	$60,798,575
Royalty revenue		2,139,047	2,022,822
Service revenue		3,120,261	990,815
Total revenues	17	80,070,613	63,812,212
Cost of sales	3	29,310,596	18,726,012
Gross profit		50,760,017	45,086,200

Selling and distribution expenses		71,919,040	54,517,823
Research and development expenses		17,393,302	17,549,388
Administrative expenses	10	15,850,196	9,051,435
Total operating expenses		105,162,538	81,118,646

Loss from operations		(54,402,521)	(36,032,446)

Finance costs	9	(96,115)	(104,193)
Finance income		296,567	249,637
Warrants revaluation adjustment	6	1,324,293	5,020,977
Loss before income taxes		(52,877,776)	(30,866,025)
Income tax recovery (expense)	8	(32,948)	35,546
Net loss and comprehensive loss for the year		$(52,910,724)	$(30,830,479)

Basic loss and comprehensive loss per share for the year	15	$(0.93)	$(0.55)
Diluted loss and comprehensive loss per share for the year	15	$(0.93)	$(0.63)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Deficit	Total

As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026
Net loss and comprehensive loss for the year	—	—	(52,910,724)	(52,910,724)
Exercise of options (note 14)	157,288	(66,826)	—	90,462
Exercise of restricted stock units (notes 14)	16,446	(16,446)	—	—
Exercise of warrants (note 6)	15,113,502	—	—	15,113,502
Stock-based compensation (note 11)	—	6,724,607	—	6,724,607
As at December 31, 2016	$337,974,247	$23,042,165	$(249,036,539)	$111,979,873

	Share capital	Contributed surplus	Deficit	Total

As at December 31, 2014	$315,651,455	$12,134,913	$(165,295,336)	$162,491,032
Net loss and comprehensive loss for the year	—	—	(30,830,479)	(30,830,479)
Exercise of options (note 14)	1,922,034	(807,631)	—	1,114,403
Exercise of warrants (note 6)	5,113,522	—	—	5,113,522
Stock-based compensation (note 11)	—	5,073,548	—	5,073,548
As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year		$(52,910,724)	$(30,830,479)
Items not affecting cash
Write-down of inventory	3	4,071,005	585,369
Depreciation of property and equipment	4, 10	6,390,255	5,134,692
Amortization of intangible assets	5, 10	1,692,503	1,710,125
Stock-based compensation	11	7,315,582	5,073,548
Imputed interest on distribution rights payable	9	96,115	104,193
Shareholder warrants revaluation adjustment	6	(1,324,293)	(5,020,977)
		(34,669,557)	(23,243,529)
Changes in non-cash working capital
Increase in accounts receivable		(5,828,972)	(8,264,443)
Decrease (increase) in inventories		2,314,315	(4,468,056)
Increase in accounts payable and accrued liabilities and provisions		7,122,177	6,983,146
Increase in income taxes payable		11,933	41,841
Increase in prepaid expenses and other assets		(2,608,465)	(2,157,604)
Increase in deferred revenue		1,031,288	720,992
Net change in non-cash working capital balances related to operations		2,042,276	(7,144,124)

Increase in long-term receivables		(298,073)	—
(Decrease) increase in non-current deferred revenue		(120,090)	297,424
Cash used in operating activities		(33,045,444)	(30,090,229)

INVESTING ACTIVITIES
Addition of property and equipment	4	(15,079,410)	(8,057,980)
Disposal of property and equipment	4	4,010,798	1,740,993
Cash used in investing activities		(11,068,612)	(6,316,987)

FINANCING ACTIVITIES
Proceeds from exercise of options	11	90,462	1,114,403
Proceeds from exercise of warrants	6	—	699,209
Payment of other liabilities	11	(145,723)	—
Payment of distribution rights payable	9	(250,000)	—
Cash provided by (used in) financing activities		(305,261)	1,813,612

Net decrease in cash and cash equivalents		(44,419,317)	(34,593,604)
Net foreign exchange difference		11,764	(63,738)
Cash and cash equivalents at beginning of year		106,790,202	141,447,544

Cash and cash equivalents at end of year		$62,382,649	$106,790,202

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the "Company"] was incorporated under the Canada Business Corporations Act on April 14, 2000. These consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange ["TSX"] and NASDAQ.  The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada.  The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room.  The Company's proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures. The Company is also the exclusive worldwide distributor of DermACELL® tissue products for wound and breast reconstruction surgery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
[a]	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”).

The consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, were approved by Novadaq’s Board of Directors and authorized for issue on February 28, 2017.

[b]	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value.  All amounts are expressed in United States dollars, unless otherwise noted.

[c]	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiaries. The financial statements of the Company’s subsidiaries are fully consolidated from the date the Company obtains control until the date that such control ceases.  All intercompany transactions and balances are eliminated on consolidation.

[d]	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Estimates

The significant estimates and assumptions made by management include:

•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	the estimated useful lives of assets; and
•	the recoverability of tangible and intangible assets subject to amortization.

Judgments

Significant judgments made by management, apart from those involving estimation, include:

•

Revenue recognition: Revenue is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

•

Impairment of non-financial assets: The Company's impairment test is based on value-in-use calculations that use a discounted cash flow model.  The cash flows are derived from projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•

Development costs: Initial capitalization of costs is based on management's judgment that technical and economic feasibility of the underlying project is confirmed, which is usually when a project has reached a defined milestone according to an established project management model and when the Company has sufficient resources to complete the development.

•

Useful lives of key property and equipment and intangible assets: The depreciation method and useful lives reflect the pattern in which management expects the asset's future economic benefits to be consumed by the Company.

•

Accounts receivable: The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss.  In estimating these cash flows, the Company makes judgments about the borrower's financial situation and the net realizable value of collateral, if any.  These judgments are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

•

Fair value of financial instruments: Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models.  The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

•

Stock-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted.  Estimating fair value for stock-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant.  This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate, expected life of the option, volatility and dividend yield.

•

Shareholder warrants: In determining the fair value of the shareholder warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

[e]	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, generally when the products are picked up by the shipper for delivery or when consumed by the customer in the case of consignment inventory, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the undelivered element can be measured reliably, the amount recognized as revenue for each element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized rateably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partners.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

[f]	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short-term investments with original maturity terms of three months or less and are stated at fair value.

[g]	Inventories

Inventories are valued at the lower of cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

The Company has consignment inventory comprised of tissue products located in customer premises.  The inventory is de-recognized into cost of sales and the related revenue is recognized when the tissue is consumed by the customer.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[h]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses determined.  Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for management’s intended use of the asset and, where relevant, the present value of all dismantling and removal costs.  All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred.  Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Medical devices	2 to 5 years
Furniture and fixtures	3 years
Computer equipment	2 years
Leasehold improvements	Over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets' useful lives, residual values, and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.  No depreciation is taken on construction in progress until the asset is ready for management's intended use.

[i]	Intangible assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is the asset’s fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.  The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over their estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development.  The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.  Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use.  It is amortized over the period of expected future benefit.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13 to 21 years

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[j]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If such an indication exists, the Company estimates the asset's recoverable amount.  The recoverable amount is the higher of an asset's or cash‑generating unit's ["CGU"] fair value less costs to sell and its value-in-use.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company's CGUs to which the individual assets are allocated.  These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset's carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount.  Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount.  In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY® Imaging Technology business and the Transmyocardial Revascularization [“TMR”] business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;
•	Discount rates;
•	Price development for the consumables and medical devices; and
•	Market share assumptions.

Gross margins - Gross margins are based on historical and forecasted values.

Discount rates - Discount rates reflect the current market assessment of the risks specific to each CGU.  The discount rate is estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices - Estimates are obtained from published forecasts about the future development of applicable procedures during the detailed forecast period, as well as management's own judgments.

Market share assumptions - These assumptions are important because management assesses how the CGU's position, relative to its competitors, might change over the budget period.

[k]	Leased assets and operating leases

Leased assets are depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight‑line basis over the lease term.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[l]	Financial instruments

Financial instruments have been classified as assets held-for-trading, loans and receivables, financial liabilities at fair value through profit or loss or other financial liabilities.  Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.  Cash and cash equivalents has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in profit or loss.  Loans and receivables are carried at amortized cost.  The Company's shareholder warrants, classified as held-for-trading, are recognized as a financial liability and are remeasured at fair value through profit or loss.  Other financial liabilities includes distribution rights payable and is carried at amortized cost.  None of the Company’s financial assets are classified as held-to-maturity or available-for-sale and none of its financial liabilities are classified as held-for-trading.

All financial instruments are recognized initially at fair value plus, in the case of financial assets or financial liabilities not at fair value through profit or loss, directly attributable transaction costs.  Financial instruments are recognized on the date they originate or the trade date.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred 'loss event'] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows to be received from the asset.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written-off when there is no realistic prospect of future recovery.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If a write-off is later recovered, the recovery is credited to operating expenses in profit or loss, which is where the impairment losses on loans and receivables are initially recorded.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.  The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants.  Such techniques may include using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[n]	Shareholder warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period.

[o]	Foreign currency translation

The Company's functional currency is the U.S. dollar.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date.  Exchange differences from monetary items are recognized in profit or loss.  Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the year.  Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average number of common shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

[q]	Stock-based compensation plans

Stock option plan

Employees [including senior executives and Board members] of the Company may receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock‑based compensation transaction and the fair value of any identifiable goods or services received at the grant date.  This is then capitalized or expensed as appropriate.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company's best estimate of the number of options that will ultimately vest.  The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to share capital.  The amount of cash, if any, received from participants is also credited in share capital in shareholders' equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the stock‑based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Long-term incentive plan

On April 7, 2015, the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the plan is calculated by dividing the dollar amount of such grant by the market value of a Novadaq common share listed on the NASDAQ on the date of grant.

RSUs

RSU’s are considered equity-settled transactions and the cost is measured by reference to the fair value at the date on which they are granted. The cost of RSU transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

DSUs

Outstanding DSUs are recorded as a liability, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

[r]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada).  The Company’s tax expense for the period is comprised of current and deferred income taxes.  Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The Company uses the liability method of accounting for deferred income taxes.  Under this method, the Company recognizes deferred income tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and on unused tax losses and tax credit carryforwards. The Company recognizes deferred income tax assets only to the extent that it is probable, based on management’s estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized.  The Company reviews deferred income taxes at each reporting date and reduces them to the extent it is no longer probable that the Company will realize the related tax benefits.

The tax rates and tax laws used to compute the amount of current and deferred income taxes are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.  The Company recognizes the effect of a change in income tax rates in the period of enactment or substantive enactment.  Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[s]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  The expense relating to any provision is recorded in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs for the standard one year manufacturer’s warranty are recognized when the product is sold.  Initial recognition is based on historical experience and future expected costs.  The initial estimate of warranty-related costs is revised annually.  The time value of money is not considered material.

[t]	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[u]	New standards, interpretations and amendments adopted by the Company

Disclosure Initiative: Amendments to IAS

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after January 1, 2016.  The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016. The adoption of these amendments did not have a material effect on the Company’s consolidated financial statements.

[v]	New standards, interpretations and amendments not yet adopted by the Company

[a] IFRS 9 – Financial Instruments (“IFRS 9”)

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)). The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of IFRS 15 may affect the amount and/or timing of revenue recognized.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

[c] IFRS 16 – Leases (“IFRS 16”)

IFRS 16 introduced new requirements for the classification and measurement of leases. Under IFRS 16, leases are generally recorded by the lessee on the balance sheet as an asset and liability measured at the present value of lease rentals and expected payments at the end of the lease. The Company does not intend to early adopt IFRS 16 in its financial statements and will adopt it for the annual period beginning on January 1, 2019, which is the mandatory adoption date specified in IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

3.	INVENTORIES

Inventories by category are as follows:

	December 31, 2016	December 31, 2015
	$	$
Raw materials and parts	2,080,839	7,533,719
Consignment inventory	1,152,004	410,205
Medical devices	1,045,028	2,661,247
TMR kits	17,694	75,714
	4,295,565	10,680,885

During the year ended December 31, 2016, the Company wrote down inventory by $4,071,005 [2015 – $585,369] to its net realizable value and recognized the write-down in costs of sales.  In addition, for the year ended December 31, 2016, $18,413,027 [2015 - $10,697,508] of inventory has been recognized in cost of sales.

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2016	26,737,427	474,573	1,892,522	1,611,150	30,715,672
Additions	14,458,829	58,724	381,107	180,750	15,079,410
Disposals	(6,594,620)	(924)	—	—	(6,595,544)
Balance at December 31, 2016	34,601,636	532,373	2,273,629	1,791,900	39,199,538

Depreciation:
Balance at January 1, 2016	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)
Depreciation	(5,931,638)	(29,288)	(269,788)	(159,541)	(6,390,255)
Disposals	2,584,746	—	—	—	2,584,746
Balance at December 31, 2016	(16,869,392)	(468,230)	(1,918,375)	(435,070)	(19,691,067)

Net book value at December 31, 2016	17,732,244	64,143	355,254	1,356,830	19,508,471

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2015	24,913,546	450,791	1,663,792	294,180	27,322,309
Additions	6,488,498	23,782	228,730	1,316,970	8,057,980
Disposals	(4,664,617)	—	—	—	(4,664,617)
Balance at December 31, 2015	26,737,427	474,573	1,892,522	1,611,150	30,715,672

Depreciation:
Balance at January 1, 2015	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)
Depreciation	(4,888,278)	(19,150)	(200,113)	(27,151)	(5,134,692)
Disposals	2,923,624	—	—	—	2,923,624
Balance at December 31, 2015	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)

Net book value at December 31, 2015	13,214,927	35,631	243,935	1,335,621	14,830,114

As at December 31, 2016, medical devices includes construction-in-progress of $6,768,295 [2015-$6,136,442] which are not being depreciated.  Depreciation will commence when the devices are placed at medical institutions.

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—
Balance at December 31, 2016	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2016	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)
Amortization	—	(904,425)	(788,078)	(1,692,503)
Balance at December 31, 2016	(5,913,642)	(4,330,731)	(1,623,656)	(11,868,029)

Net book value at December 31, 2016	—	10,590,124	6,257,163	16,847,287

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—
Balance at December 31, 2015	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2015	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)
Amortization	—	(922,048)	(788,077)	(1,710,125)
Balance at December 31, 2015	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)

Net book value at December 31, 2015	—	11,494,549	7,045,241	18,539,790

6.	SHAREHOLDER WARRANTS

	February 2010		March 2011
	Shareholder Warrants		Shareholder Warrants		Total
	#	$	#	$	$

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085
Exercised	(290,089)	(4,414,313)	—	—	(4,414,313)
Revaluation	—	333,388	—	(5,354,365)	(5,020,977)
December 31, 2015	—	—	1,561,515	16,437,795	16,437,795
Exercised	—	—	(1,561,515)	(15,113,502)	(15,113,502)
Revaluation	—	—	—	(1,324,293)	(1,324,293)
December 31, 2016	—	—	—	—	—

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit.  Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants.  Each warrant has a five-year term and is exercisable either for one common share at an exercise price of CDN $3.18 or on a cashless basis in accordance with the Warrant Agreement.  Because such warrants were denominated in Canadian dollars [a currency different from the Company's functional currency], they are recognized as a financial liability at fair value through profit or loss.  In determining the initial fair value of the warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026.  The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and the warrants were subsequently revalued at the end of each reporting period utilizing the Black‑Scholes option pricing model. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2015 were valued at U.S. $10.53 per warrant using the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 0.23 years; share price of CDN $17.74; exercise price of CDN $3.18; and exchange rate of 0.7225.

During the year ended December 31, 2016, the remaining warrants of 1,561,515 were exercised on a cashless basis whereby the Company issued 1,166,753 common shares from treasury [see Note 14]. Upon conversion of the warrants to common shares, the warrants were de-recognized and the fair value of the warrants on the exercise dates of $15,113,502 was recognized as share capital.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued.  Each unit is comprised of one common share and one-fifth of a warrant.  Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00.  Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss.  In determining the initial fair value of the shareholder warrants, the Company used the Black‑Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2014 at U.S. $14.07 per warrant.

During year ended December 31, 2015, the warrants of 290,089 were exercised [see Note 14] for cash consideration of $699,209.

7.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months based on past experience of the level of repairs and returns.  It is expected that all of these warranty claims will be incurred in the next financial year.  Assumptions used to calculate the provision for warranties were based on current sales levels and current information available for warranty costs.

	December 31, 2016	December 31, 2015
	$	$

Balance at January 1	454,579	335,204
Arising during the year	802,698	685,114
Utilization of accrual	(747,074)	(565,739)
Balance at December 31	510,203	454,579

8.	INCOME TAXES

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset the current tax assets and current tax liabilities or deferred tax assets and deferred tax liabilities and they relate to taxes levied by the same tax authority.

The tax benefits of the following unused tax losses and deductible temporary differences have not been recognized in the financial statement due to the unpredictability of future earnings:

	2016	2015
Deductible temporary differences	$	$
Non-capital losses	163,621,000	116,141,000
Investment Tax Credits (“ITC”)	599,000	581,000
Scientific research and experimental development expenses	2,055,000	1,994,000
Accrued warranty and reserves, and accrued inter-company royalty	6,883,000	5,368,000
Share issue costs	1,189,000	2,797,000
Property and equipment and licenses	15,526,000	16,834,000
Net unrecognized deductible temporary differences	(189,873,000)	(143,715,000)
	-	-

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

A reconciliation between the Company's statutory and effective tax rates is presented below:

	December 31, 2016	December 31, 2015
	%	%
Statutory rate	26.1	26.1
Permanent differences	(3.3)	(0.5)
Impact of foreign income tax rate differential	3.8	4.5
Unrecognized benefit of current year's tax loss	(26.6)	(30.1)
Other	(0.1)	0.1
Effective tax rate	(0.1)	0.1

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2016 is approximately $2,055,000 (2015 - $1,994,000).

At December 31, 2016, the Company has $102,294,000 (2015 - $71,872,000) of Canadian non-capital loss carryfowards that will expire from 2026 to 2036, and $55,942,000 (2015 - $37,630,000) of US net operating losses that will expire from 2026 to 2036. The Company also has $4,889,000 (2015 - $6,444,000) of Swiss non-capital losses that will expire from 2017 to 2023, and German non-capital losses of $496,000 (2015 - $195,000) which have an indefinite expiry.

The Company has unclaimed Canadian scientific research investment tax credits of $599,000 (2015 - $581,000) that will expire from 2020 to 2028.

9.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeNet Health® (“LifeNet”)

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery.  The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014.  The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement.  As at December 31, 2016, the Company recorded a liability of $1,831,127 (2015 - $1,985,012) for the remaining consideration payable, measured at the present value of future payments.  During the year ended December 31, 2016, the Company recorded interest accretion of $96,115 (2015 – $104,193) in the consolidated statements of loss and comprehensive loss.  As at December 31, 2016, $250,000 (2015 - $250,000) of the distribution rights payable has been recognized in current liabilities on the consolidated statement of financial position.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

10.	OPERATING EXPENSES

[a] Depreciation and amortization included in the consolidated statements of loss and comprehensive loss

	December 31, 2016	December 31, 2015
	$	$
Included in cost of sales
Depreciation of property and equipment	1,622,387	2,335,469

Included in administrative expenses
Depreciation of property and equipment	107,066	38,396

Included in selling and distribution expenses
Depreciation of property and equipment	4,439,448	2,675,578
Amortization of intangible assets	788,077	788,077

Included in research and development expenses
Depreciation of property and equipment	221,354	85,249
Amortization of intangible assets	904,426	922,048

[b] Employee and benefits expense

	December 31, 2016	December 31, 2015
	$	$
Wages and salaries	29,381,567	20,313,048
Benefits, commissions and bonus expense	29,966,956	22,616,128
Social security costs	337,548	345,686

[c] Lease payment expense

The Company has recognized $906,030 in lease expense for the year ended December 31, 2016 [2015 - $638,451].

[d] Administrative expenses

As a result of the resignation of the Company’s former CEO, the Company has recognized and included in stock-based compensation cost during the year ended December 31, 2016 a charge of $1,853,128 relating to the stock options and RSUs granted to the CEO, which had not yet vested at the time of the resignation and were not cancelled subsequently.  In addition, the Company was required to provide cash compensation in the amount of $1,852,874 for other costs related to the resignation.  These costs were recorded in administrative expenses in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2016. As at December 31, 2016, $879,619 related to cash compensation, is included in accounts payable and accrued liabilities.

11.	STOCK-BASED COMPENSATION PLAN

Stock Option Plan

On March 29, 2005, the Company established an amended stock option plan [the "Plan"] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan.  On May 15, 2008, the shareholders at the annual and special meeting approved the "Second Amended and Restated Stock Option Plan", which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted.  The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows:  33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date.  Options expire on the tenth anniversary of the grant date.  Any options not exercised prior to the expiry date will become null and void.  In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.  Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee's employment because of permanent disability, as a result of termination of the optionee's employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock‑based compensation cost, related to options, that has been recognized for the year ended December 31, 2016 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $5,992,999 [2015 - $5,008,622] with a corresponding increase to contributed surplus.

A summary of the options outstanding as at December 31, 2016 and 2015 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	December 31, 2016		December 31, 2015
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$

Options outstanding, beginning of period	3,894,805	12.25	3,691,962	11.32
Options granted	1,132,010	12.62	1,085,000	14.17
Options exercised	(23,551)	5.03	(390,670)	3.68
Options cancelled	(132,815)	15.79	(95,932)	12.24
Options forfeited	(262,385)	15.89	(395,555)	17.58
Options outstanding, end of period	4,608,064	12.06	3,894,805	12.25

Options exercisable, end of period	2,616,132	10.11	1,944,472	8.88

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 17, 2016, the Company issued 134,500 options and on May 18, 2016 the Company issued 997,510 options under the Plan. For the year ended December 31, 2016, the Company used the following assumptions to determine the fair value of each of the options granted:

	February 17, 2016 Grant	May 18, 2016 Grant
	Employees	Management	Employees
Weighted average volatility rate	52%	50%	53%
Expected dividend yield	Nil	Nil	Nil
Weighted average expected life (in years)	3.7	6.6	3.7
Weighted average interest rate	0.57%	1.14%	0.79%
Exchange rate	0.7297	0.7679	0.7679
Fair value per option	$3.55	$4.97	$3.96

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The expected life of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the consolidated financial statements.

Long-Term Incentive Plan

On April 7, 2015 the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested RSUs and DSUs such that all participants will be entitled to settle their full allocation of RSUs and/or DSUs and in certain circumstances, where such participant's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.

RSUs

RSUs granted under the plan will generally vest over a three-year period and may be settled in whole or in part at any time as follows:  one-third on or after the first anniversary of the grant date, one third on or after the second anniversary of the grant date, one third on or after the third anniversary of the grant date, and in certain cases, if specified performance objectives are met as determined by the Board of Directors.  RSUs granted under the plan will expire upon the termination of the participant’s employment, retirement, permanent disability or death.  RSUs must be settled no later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.  RSUs may be settled for their cash equivalent or by the issuance of the Company’s common shares, subject to discretion of the Board of Directors. Each RSU is the equivalent of one Novadaq common share. The fair value for each RSU granted, which approximates the market value of a Novadaq common share at the date of grant, is recognized over the term of the vesting period, with a corresponding increase to contributed surplus based on the number of RSUs expected to vest.

The table below is a summary of the RSUs outstanding as at December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
	Number outstanding	Number outstanding
	#	#

RSU's outstanding, beginning of period	29,302	-
RSU's granted	220,700	30,302
RSU's exercised	(1,520)	-
RSU's cancelled	(167)	-
RSU's forfeited	(2,860)	(1,000)
RSU's outstanding, end of period	245,455	29,302

The stock‑based compensation cost that has been recognized for the year ended December 31, 2016 and included in the respective function lines in the consolidated statements of loss and comprehensive loss is $731,608 (2015 – $64,926) with a corresponding increase to contributed surplus [see Note 14].

DSUs

DSUs granted under the plan may be settled when the participant ceases to be a member of the Board of Directors.  The participant may elect to settle DSUs for their cash equivalent or for the issuance of the Company’s common shares. Outstanding DSUs are initially recorded as a liability on the statement of financial position, measured at the awards’ fair value on the date of grant based

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

on the market price of the Company’s common shares, with a corresponding charge to administrative expenses.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded in administrative expenses in the period that the change occurs.

On May 18, 2016, the Company issued 75,360 DSUs under the plan. The initial fair value of $736,667 was recorded in other liabilities with the corresponding stock-based compensation cost recognized for the year ended December 31, 2016 and included in administrative expenses in the consolidated statements of loss and comprehensive loss. The liability related to the DSUs was re-measured to its fair value as at December 31, 2016, resulting in a decrease to stock based compensation expense for the year ended December 31, 2016 of $145,692.  The stock-based compensation cost that has been recognized for the year ended December 31, 2016 is $590,975. The liability associated with the DSUs is $445,252 as at December 31, 2016 (2015 – nil).

The table below is a summary of the DSUs outstanding as at December 31, 2016:

December 31, 2016
Number outstanding
#

DSU's outstanding, beginning of period	-
DSU's granted	75,360
DSU's exercised	(12,560)
DSU's outstanding, end of period	62,800

There have been no modifications to the long-term incentive plan during the year.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by type of the carrying amounts and fair values of the Company's recognized financial instruments that are recorded in the consolidated statements of financial position:

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	62,382,649	62,382,649	106,790,202	106,790,202
Loans and receivables
Accounts receivable	27,596,718	27,596,718	21,767,746	21,767,746
Long-term receivables	298,073	298,073	-	-
	90,277,440	90,277,440	128,557,948	128,557,948

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	-	-	16,437,795	16,437,795
Other financial liabilities
Accounts payable and accrued liabilities	19,223,889	19,223,889	12,145,572	12,145,572
Distribution rights payable	1,831,127	1,831,127	1,985,012	1,985,012
Other liabilities	445,252	445,252	-	-
	21,500,268	21,500,268	30,568,379	30,568,379

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
•	the fair value of the long-term receivables and distribution rights payable is estimated by discounting the future contractual payments.
•	the fair value of shareholder warrants is estimated using the Black‑Scholes option pricing model incorporating various inputs including the underlying price volatility and other assumptions.
•	the fair value of the other liabilities is estimated based on the market price of the Company’s common shares.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.
•

Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	62,382,649	-	-	106,790,202	-	-

Financial liabilities
Shareholder warrants	-	-	-	-	16,437,795	-

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

[c] Management of risks arising from financial instruments

The Company's principal financial liabilities, other than shareholder warrants and other liabilities, are comprised of distribution rights payable and trade and other payables.  The main purpose of these financial liabilities is to finance the Company's operations and to provide guarantees to support its operations.  The Company has trade and other receivables and cash and cash equivalents that are derived directly from its operations.

The Company's activities expose it to a variety of financial risks: market risk [including foreign currency and interest rate risk], credit risk and liquidity risk.  The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.  Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision.  The Company's domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks.  Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.  The Audit Committee provides assurance to the Company's senior management that the Company's financial risk‑taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The risks associated with the Company's financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Components of market risk to which the Company is exposed are discussed below.  Financial instruments affected by market risk include trade accounts receivable and accounts payable.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company's purchases are transacted in Canadian dollars, the Company may experience translation exposures because of volatility in the exchange rate between the Canadian and U.S. dollar.  Based on the Company's Canadian dollar denominated monetary assets and liabilities as at December 31, 2016, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on loss before income taxes of $312,778 [2015 - $42,424].  The Company's exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company does not have any significant exposure to interest rate risk.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party.  The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.  The objective of managing counterparty credit risk is to prevent losses in financial assets.  The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors.  Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

As at December 31, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 30% of total accounts receivable as at December 31, 2016 as compared to 21% as at December 31, 2015.

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date.  The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss.  When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss.  As at December 31, 2016, the Company has made a provision of $1,425,629 [2015 - $1,661,516] in respect of accounts which it believes may not be collectible.  As at December 31, 2016, the Company's accounts receivable, before provision, were 74% concentrated in the U.S. and 26% concentrated outside of the U.S. [2015 – U.S. - 91%; outside of U.S. - 9%].

The following tables set forth details of accounts receivable, including aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31, 2016	December 31, 2015
	$	$

Total accounts receivable	29,022,347	23,429,262
Less allowance for doubtful accounts	(1,425,629)	(1,661,516)
Total accounts receivable, net	27,596,718	21,767,746

Of which
Current	16,491,877	18,391,875
31 - 60 days	393,816	233,430
61 - 90 days	7,004,472	1,385,556
Over 90 days	5,132,182	3,418,401
Less allowance for doubtful accounts	(1,425,629)	(1,661,516)
Total accounts receivable, net	27,596,718	21,767,746

The movement in the Company's allowance for doubtful accounts for the years ended December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
	$	$
Balance, beginning of year	1,661,516	1,860,059
Additional provision recognized	1,210,012	179,893
Amounts recovered during the year	(484,994)	(378,436)
Amounts written off during the year	(960,905)	—
Balance, end of year	1,425,629	1,661,516

Credit risk from balances with banks and financial institutions is managed by the Company's treasury, responsible in accordance with the Company's policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by management periodically. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty's potential failure.  The Company's

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

maximum exposure to credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and accounts receivable.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due.  The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources.  The Company attempts to meet financial obligations through managing cash from operations and through cash on hand.

The tables below summarize the maturity profile of the Company's financial liabilities as at December 31, 2016 and 2015 based on contractual undiscounted payments:

December 31, 2016:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Distribution rights payable	2,250,000	250,000	500,000	500,000	1,000,000
Accounts payable and accrued liabilities	19,223,889	19,223,889	—	—	—
Total financial liability payments	21,473,889	19,473,889	500,000	500,000	1,000,000

December 31, 2015:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Distribution rights payable	2,500,000	250,000	500,000	500,000	1,250,000
Accounts payable and accrued liabilities	12,145,572	12,145,572	—	—	—
Total financial liability payments	14,645,572	12,395,572	500,000	500,000	1,250,000

[d] Capital management

Management’s objective when managing capital is to ensure the Company has sufficient liquidity to meet all of its commitments and to support the cash requirements for ongoing operations.  Management defines capital as shareholders’ equity, short-term and long-term borrowings and cash and cash equivalents.  Management manages the Company’s capital structure commitments and maturities and makes adjustments based on general economic conditions, financial markets and operating risks and the Company’s investment and working capital requirements. To maintain or adjust the Company’s capital structure, management may, with approval from the Company’s Board of Directors, issue shares, repurchase shares, issue or repay debt and/or short-term borrowings, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major investments or divestitures, financing transactions and annual capital and operating budgets.

13.	RELATED PARTY DISCLOSURES

As at December 31, 2016 and 2015, the Company has no receivable or payable amounts with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President of Regulatory, Reimbursement and Clinical Affairs; and General Counsel.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

Compensation of key management personnel of the Company

	December 31, 2016	December 31, 2015
	$	$

Wages and salaries	1,904,475	1,360,991
Benefits and bonus expense	1,492,691	1,292,670
Social security costs	10,568	10,669
Total key management compensation	3,407,734	2,664,330

Wages and salaries includes cash compensation of $1,852,874 related to the exit costs of the Company’s former CEO [Note 10(d)]. In addition, the Company has recognized $3,609,112 [2015 – $1,692,162] in stock-based compensation cost for key management personnel which includes $1,853,128 related to the exit costs of the Company’s former CEO [Note 10(d)] and $736,564 [2015 - $418,804] for its Board of Directors for the year ended December 31, 2016.

14.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$

Balance as at December 31, 2014	55,572,568	315,651,455
Exercise of stock options	390,670	1,922,034
Exercise of shareholder warrants	290,089	5,113,522
Balance as at December 31, 2015	56,253,327	322,687,011
Exercise of stock options	23,551	157,288
Exercise of RSUs	1,520	16,446
Exercise of shareholder warrants	1,166,753	15,113,502
Balance as at December 31, 2016	57,445,151	337,974,247

15.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.  Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31, 2016	December 31, 2015
Net loss and comprehensive loss attributable to shareholders for basic loss per share	$(52,910,724)	$(30,830,479)
Net loss and comprehensive loss attributable to shareholders for diluted loss per share	$(54,235,017)	$(35,851,456)
Weighted average number of shares for basic loss per share	57,198,510	56,113,632
Weighted average number of shares for diluted loss per share	58,148,215	57,192,139

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options and RSUs has not been included in the determination of basic and diluted loss per share as to do so would have been anti‑dilutive.

16.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Burnaby, British Columbia, Taunton, Massachusetts, Hong Kong, Germany and Switzerland.  The total future minimum annual lease payments and proportionate operating expenses for the five locations, are as follows:

$
Within one year	644,000
After one year but not more than five years	1,822,000
More than five years	1,776,000
4,242,000

Distribution Agreement

On December 9, 2014, the Company entered into a 10-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery.  Pursuant to the agreement, the Company has an annual minimum volume of products to be purchased from LifeNet over the term of the agreement.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. The Company is in compliance with the financial covenants and reporting requirements at December 31, 2016.

As at December 31, 2016, $263,776 Canadian dollars was drawn under the revolver loan for letters of credit outstanding (2015 - $271,890 Canadian dollars). On January 6, 2017, the revolving credit agreement was terminated [Note 18].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

17.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	December 31, 2016	December 31, 2015
	$	$

United States	69,653,236	57,065,304
Outside United States	10,417,377	6,746,908
Total	80,070,613	63,812,212

For the year ended December 31, 2016, there were sales to one customer that exceeded 10% of total revenue [2015 – one customer]. Concentration of this customer comprised of 25% of total revenue for the year ended December 31, 2016 [2015 – 14%].

Property and equipment, net is as follows

	December 31, 2016	December 31, 2015
	$	$

Canada	8,603,929	7,955,468
United States	8,744,038	5,765,396
Outside North America	2,160,504	1,109,250
Total	19,508,471	14,830,114

Intangible assets are domiciled as follows

	December 31, 2016	December 31, 2015
	$	$
Canada	2,493,307	2,733,434
Outside Canada	14,353,980	15,806,356
Total	16,847,287	18,539,790

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in U.S. dollars, except as otherwise indicated)

18.	SUBSEQUENT EVENT

On January 6, 2017, the Company entered into a credit facility consisting of a term and revolving loan that will provide the Company with new financing of up to $60,000,000.  As a result, the Company’s existing revolving credit agreement [Note 16] was terminated.  Under the terms of the new credit facility, up to $30,000,000 will be available under a term loan agreement in three equal tranches of $10,000,000 between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR plus 7.20%.  In addition, the Company has the option to borrow up to $30,000,000 through a revolving loan for a term of up to 60 months, with an additional $15,000,000 to be committed if certain conditions are met.  The borrowings available under the revolving loan is subject to a borrowing base formula. The revolving loan bears interest at LIBOR plus 4.25%.  The credit facility is subject to certain financial covenants and reporting requirements and is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company.

On January 6, 2017, the Company received proceeds of $9,413,458 for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542.